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EXHIBIT 12.1

WORLD AIRWAYS, INC.
Ratios of Earnings to Fixed Charges
(Amounts in thousands except ratios)

	Years Ended December 31,							Nine Months Ended September 30,
	1999	2000	2001	2002		2003		2003		2004
(Loss) Income from continuing operations	$(7,623)	$(3,159)	$(26,037)	$2,041		$19,123		$18,100		$27,044
All fixed charges	31,905	29,117	32,055	33,893		34,662		25,015		23,201

Earnings (as defined)	$24,282	$25,958	$6,018	$35,934		$53,785		$43,115		$50,245

Fixed Charges:
Interest expense	$6,299	$5,442	$5,981	$4,690		$5,223		$3,537		$3,903
Amortization of debt issuance cost	289	172	197	258		943		236		433
Estimated interest component of rent expense	25,317	23,503	25,877	28,945		28,496		21,242		18,865

Total fixed charges (as defined)	$31,905	$29,117	$32,055	$33,893		$34,662		$25,015		$23,201

Ratio of earnings to fixed charges(1)	—	—	—	1.06	x	1.55	x	1.72	x	2.17	x
Deficiency in earnings to cover fixed charges	$7,623	$3,159	$26,037	—		—				—

(1)
The "ratio of earnings to fixed charges" represents earnings divided by fixed charges, as defined in the following paragraph. The "deficiency" represents the amount of fixed charges in excess of earnings.

        For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings (loss) from continuing operations before income taxes and change in accounting principle plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs, and one-third of rent expense, which is deemed to be representative of interest expense.

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WORLD AIRWAYS, INC. Ratios of Earnings to Fixed Charges (Amounts in thousands except ratios)